                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                               KEMET Corporation
                               -----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   488360 10 8
                                 --------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 488360 10 8                     13G                  PAGE 2 OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fiduciary Capital Pension Partners, L.P.
      86-0653603
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  23,056

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  23,056

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,056

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.06%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)

Name of Issuer-....................... KEMET Corporation


Item 1(b)

Address of Issuer's                    P.O. Box 5928
   Principal Executive                 Highway 385, S.E.
   Offices-........................... Greenville, South Carolina  29606


Item 2(a)

Name of Person Filing-................ Fiduciary Capital Pension Partners, L.P.


Item 2(b)

Address of Principal
   Business Office or,                 410 17th Street, Suite 400
   if none, Residence-................ Denver, Colorado 80202


Item 2(c)

Citizenship-.......................... USA (a Delaware limited partnership)


Item 2(d)

Title of Class of Securities-......... Common Stock


Item 2(e)

CUSIP Number-......................... 488360 10 8



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Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [X] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


Item 4(a)

Amount beneficially owned-........................  23,056


Item 4(b)

Percent of Class-.................................  0.06%


Item 4(c)

Number of shares as to which such person has:

         (i)  sole power to vote or
              direct the vote..................... 23,056

         (ii) shared power to vote or
              direct the vote..................... Not applicable.



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         (iii) sole power to dispose
               or to direct the
               disposition of..................... 23,056

         (iv)  shared power to dispose
               or to direct the
               disposition of..................... Not applicable.


Item 5

Not applicable.


Item 6

Not applicable.


Item 7

Not applicable.


Item 8

The Reporting Person entered into a Voting Agreement dated June 15, 1992. The Voting Agreement requires the entities and persons named in the attached Exhibit A, who are stockholders of the issuer, to vote their shares for directors who are representatives of the parties to the Voting Agreement. Therefore, the parties to the Voting Agreement may be deemed members of a "Group" pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. The Reporting Person has sole voting power and dispositive power over its own shares and has no voting power or dispositive power over the shares of any other member of the "Group". The Reporting Person believes the percent of class owned beneficially by all members of the "Group" is 23.16%.


Item 9

Not applicable.



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Item 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FIDUCIARY CAPITAL PENSION
                                       PARTNERS, L.P.

                                       By: FCM Fiduciary Capital
                                           Management Company,
                                           Managing General Partner



                                       By: /s/ Donald R. Jackson
                                           -----------------------------------
                                           Donald R. Jackson
                                           Chief Financial Officer

Date: February 3, 1998



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                                   EXHIBIT A


The members of the group, whose aggregate ownership is deemed to exceed 5% as a result of the Voting Agreement, are listed below:


KEMET Corporation
Citicorp Venture Capital, Ltd.
Fiduciary Capital Partners, L.P.
Fiduciary Capital Pension Partners, L.P.
David E. Maguire
Charles E. Volpe
James J. Jerozal
Glenn H. Spears
John Piper
Kenneth L. Martin
D. Ray Cash
Brian G. Hawthornthwaite
Donald A. Adams
Bernd K. Scheumann
Donald J. Poinsette
Robert A. Taylor, Jr.
Harris L. Crowley, Jr.
Edwin H. Bost



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